On December 8, 2000, the Fund acquired the net assets of Oppenheimer Main Street California Municipal Fund. The Fund issued 12,246,235 shares of beneficial interest, valued at $126,775,264, in exchange for the net assets, resulting in combined net assets of $527,778,657 on December 8, 2000. The exchange qualified as a tax-free reorganization for federal income tax purposes.